April 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-4
Filed February 11, 2025
File No. 333-283183

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (“ATMV”), and AMC Corporation (“AMC”), represented by Graubard Miller, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 11, 2025, relating to ATMV’s Registration Statement on Form S-4 (the “Registration Statement”) filed February 11, 2025.

ATMV is filing via EDGAR Amendment No. 2 to the Registration Statement, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 1 to Registration Statement on Form S-4

Summary of Proxy Statement/Prospectus

Compensation Received by the Sponsor, page 38

1.	We note your revised table and associated disclosure on page 99 in response to prior comment 16. Please revise to include the table and associated disclosure here in the “Summary of Proxy Statement/Prospectus” section as well. Refer to Item 1604(b)(4) of Regulation S-K.

Response: We have revised page 38 of the Registration Statement to address the Staff’s comment.

Opinion of ATMV’s Financial Advisor, page 86

2.	We note your revised disclosure in response to prior comment 30 and reissue it in part. Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between i) Newbridge and its affiliates; and ii) ATMV, the SPAC Sponsor or their respective affiliates. Refer to Item 1607(b)(4) of Regulation S-K. In this regard, we note that the existing disclosure appears to be limited to relationships between ATMV and Newbridge and does not address their respective affiliates. Please revise as applicable.

Response: We have revised page 86 of the Registration Statement to address the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 120

3.	We note your revised disclosure in response to prior comments 36 and 37 and reissue in part. Please provide a tax opinion covering the material federal tax consequences (i) to ATMV security holders regarding the Domestication and (ii) ATMV, AMC and each of their respective security holders regarding the Merger and revise the disclosure in this section throughout to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4 and Items 601(b)(8) and 1605(b)(6) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Domestication and the Merger qualify as reorganizations within the meaning of Section 368 of the Code. A description of the law is not sufficient. Additionally, we note how the companies intend to report the de-SPAC transaction does not align with the disclosure requirements set forth in Item 4(a)(6) of Form S-4 or Item 1605(b)(6) of Regulation S-K. Lastly, if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Response: We have revised pages 121, 123, 124, 125, and 126 of the Registration Statement and filed Exhibits 8.1 and 8.2 to address the Staff’s comment.

Sales, page 140

4.	We note your revised disclosure in response to prior comment 42. Please further revise this section to discuss the material terms of your revenue sharing agreement with Kami. As examples only, discuss payment terms, service obligations and revenue share percentage.

Response: We have revised the disclosure on page 140 of the Registration Statement as requested.

AMC Corporate Structure Chart, page 142

5.

Please revise to provide a more detailed corporate chart. In this regard, please include additional details regarding each depicted entity to include legal name, jurisdiction of organization/incorporation and ownership. Additionally, with respect to the VIEs, please provide the information set forth in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website.

Response: We have revised the corporate structure chart as requested. With respect to the VIEs, as discussed below in response to comment 8, AMC is not a China-based issuer. Accordingly, the information on VIEs pursuant to the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 is not applicable. Nevertheless, we have revised the cover page and risk factors to include additional information on the risks attributable to operations involving the VIEs utilized by AMC.

AMC Corporation

Notes to Consolidated Financial Statements

Related Party Balances and Transactions, page F-48

6.	We note your response to prior comment 60. You state that Ants has planned to settle the outstanding other receivable owed to AMC by the end of 2029. Please further clarify the terms of the repayment for the “other receivable – related party” and when you expect to receive this balance. We note the balance sheet classifies “other receivable – related party, net” as current assets for the years ended December 31, 2023 and 2022. Please clarify whether the balances due from Ants of $582,325 and$1,553,396 for the years ended December 31, 2023 and 2022, respectively, are included in current assets and the rationale for this classification.

Response: The Staff’s comment is duly noted. The “other receivable – related party” balances presented on the consolidated balance sheets are net of the “allowance for credit losses” for Ants. As of December 31, 2023 and 2022, the net receivable balances due from Ants, after deducting an allowance for credit losses of $1,262,146 and $0, were $506,327 and $2,230,084, respectively. The receivable balances from Ants are constantly moving. During the fourth quarter of 2023, an allowance for credit losses of $1,262,146 was recognized using the loss rate method. The remaining receivable balances of $506,327 and $2,230,084 as of December 31, 2023 and 2022, respectively, are expected to be collected within one year from the respective year-end dates and are therefore classified as current assets. Additionally, the repayment terms for “other receivable – related party” due from Ants have been updated in the financial statements. The payment was due on demand and was expected to be received within the short term. In April 2025, Ants fully settled the outstanding balance of “other receivable – related party” totaling $1,790,009 as of December 31, 2024. This subsequent collection has been disclosed in “Note 17 – Subsequent Events” of the audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Exhibit Index, page II-2

7.	We note your response to prior comment 62 and reissue it in part. Please further revise to file all related-party agreements (i.e. two VIEs, authorization agreements, supply arrangements, consulting arrangements, marketing arrangements, related-party notes and loans, etc.). Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We acknowledge the Staff’s comment and wish to advise the Staff that we have filed as exhibits all AMC related-party arrangements that have been documented in formal agreements and that are still effective. However, several arrangements have not been documented in a formal agreement or have since been terminated. For instance, simple purchase orders for security cameras among related parties do not have formal agreements associated with them. Similarly, loan agreements that have expired or have been repaid are therefore no longer applicable as a material contract and have not been filed.

General

8.	We note your revised disclosure in response to prior comment 64 and reissue it. Please revise your proxy statement/prospectus to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, with respect to AMC Corporation. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website. Alternatively, please provide a detailed analysis of why AMC Corporation should not be considered a China-based company.

Response: We acknowledge the Staff’s comment and, after reviewing the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), respectfully advise the Staff that AMC does not consider itself to be a China-based issuer as further explained below. The Sample Letter defines “China-based issuers” as “companies that are based in or have the majority of their operations in the People’s Republic of China”, thus limiting the scope of the Sample Letter’s application to companies that (i) are based in China, or (ii) have a majority of their operations in China.

(i)	AMC is not based in China.

●	AMC was incorporated and is existing under the laws of the State of Washington with its executive office resides in Washington, and its executive team sits in Washington and New York. Washington has been the business’ headquarters since AMC’s inception in 2021.

●	AMC’s executive team resides in Washington and New York. All key decision-making processes, management and governance of AMC have been and are expected to remain outside of China.

(ii)	AMC does not have the majority of its operations in China.

●	AMC’s current principal business operations are located in the United States, and AMC does not derive its revenue from China.
●	The majority of AMC’s employees are located in the United States.
●	As of the date of this letter, to a lesser extent, AMC conducts certain operations in China, including sourcing materials and providing services through its relationships with China-based suppliers and affiliates. However, AMC does not own substantial assets or conduct substantial operations in China.

We have revised the disclosure on the cover page to address the foregoing as requested.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship